Mail Stop 6010

      July 22, 2005

Mr. Gary H. Brooks
Chief Executive Officer
Positron Corporation
1304 Langham Creek Drive, Suite 300
Houston, TX 77084

      Re:	Positron Corporation
Form 10-KSB for the Year Ended December 31, 2004
Form 10-KSB/A for the Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended March 31, 2005
		File No. 000-24092

Dear Mr. Brooks:

      We have reviewed your response letter dated July 12, 2005 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Financial Statements, page 38

Note 3. Inventories, page 46

1. We have reviewed your response to previous comment 1. We note your disclosure that the work-in-process inventory balance of $285,000 at December 31, 2004 consists primarily of specialized parts and numerous assembled components that are required to repair and maintain the PET imaging systems that are currently operating at customer sites. In accordance with ARB 43, supplies should be capitalized as inventory if they are used in the production process.
Please revise future filings to reclassify this balance to "Other Assets", or tell us why you believe the current presentation is appropriate.

Form 10-QSB for the Quarter Ended March 31, 2005

Note 5. Convertible Notes Payable to Affiliated Entity, page 7

2. We have reviewed your response to previous comment 3. As previously noted, you disclose on pages 7 and 8 of the Form 10-QSB that full convertibility of the shares of Series C, D and E Preferred
Stock into common stock will require an amendment to the Company`s Articles of Incorporation which must be approved by the shareholders.
Based on your response, it appears that shareholder approval is not a direct prerequisite to conversion of preferred shares, as long as there are sufficient available shares of authorized common stock into which the preferred shares are convertible. Please revise future filings to clarify the conversion provisions and/or constraints of your convertible debt agreements, as contained in Article 4.7 of the
Secured Convertible Promissory Note filed as Exhibit 10.84 to the Form 10-KSB/A for the year ended December 31, 2004.

Response Letter filed July 13, 2005

3. We note that you did not provide the three acknowledgements in the form previously requested. Accordingly, as indicated below, please provide all three acknowledgements in your response letter.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641
or
Kevin Vaughn, Reviewing Accountant, at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,


      Michele Gohlke
      Branch Chief
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Mr. Gary H. Brooks
Positron Corporation
July 22, 2005
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